UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM                          TO

COMMISSION FILE NUMBER 1-12001

HOURLY 401(K) PLAN FOR REPRESENTED EMPLOYEES AT MIDLAND AND LOUISVILLE

(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479
(Address of Plan and principal executive offices of Issuer)

Audited Financial Statements and Supplemental Schedule
Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Years Ended December 31, 2009 and 2008
With Report of Independent Registered Public Accounting Firm

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Audited Financial Statements
and Supplemental Schedule
Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm
Allegheny Technologies Incorporated
We have audited the accompanying statements of net assets available for benefits of the Hourly 401(k) Plan for Represented Employees at Midland and Louisville as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania
June 25, 2010

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Statements of Net Assets Available for Benefits

	December 31
	2009	2008

Investments at fair value:
Interest in registered investment companies	$7,160,194	$5,681,877
Interest in synthetic investment contracts	5,257,473	4,927,773
Interest in common collective trusts	4,478,439	3,269,828
Participant loans	1,076,605	978,855
Interest-bearing cash and cash equivalents	568,027	431,656
Corporate common stocks	203,655	49,309

Net assets available reflecting investments at fair value	18,744,393	15,339,298
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(54,856)	320,488

Net assets available for benefits	$18,689,537	$15,659,786

See accompanying notes.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2009	2008

Contributions:
Employee	$857,757	$1,664,744
Employer	95,034	—
Rollovers	—	24,257

Total contributions	952,791	1,689,001

Investment income (loss):
Net gain (loss) from interest in registered investment companies	1,751,589	(4,093,248)
Net gain (loss) from common/collective funds	731,890	(745,418)
Interest income	119,432	144,962
Net gain (loss) on corporate common stocks	63,668	(37,576)
Other income	179,459	135,419

Total investment income (loss)	2,846,038	(4,595,861)

	3,798,829	(2,906,860)

Distributions to participants	(723,387)	(579,636)
Fees	(45,691)	—

	(769,078)	(579,636)

Net increase (decrease) in net assets available for benefits	3,029,751	(3,486,496)
Net assets available for benefits at beginning of year	15,659,786	19,146,282

Net assets available for benefits at end of year	$18,689,537	$15,659,786

See accompanying notes.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Notes to Financial Statements
December 31, 2009
1. Significant Accounting Policies
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The financial statements are prepared under the accrual basis of accounting.
Investment Valuation
Investments are reported at fair value. Fully benefit-responsive investment contracts held by a defined contribution plan are reported at fair value in the Plan’s statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
Recent Accounting Pronouncements
In September 2009, the Financial Accounting Standards Board (FASB) issued changes to disclosure requirements to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable market value and the NAV is calculated in a manner consistent with investment company accounting. The adoption of these changes did not have a material impact on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In January 2010, the FASB issued changes to disclosure requirements for fair value measurements, including the amount of transfers between Level 1 and 2 of the fair value hierarchy, the reasons for transfers in or out of Level 3 of the fair value hierarchy and activity for recurring Level 3 measures. In addition, the changes clarify certain disclosure requirements related to the level at which fair value disclosures should be disaggregated with separate disclosures of purchases, sales, issuances and settlements, and the requirement to provide disclosures about valuation techniques and inputs used in determining the fair value of assets or liabilities classified as Levels 2 or 3. The Plan will adopt the disclosure changes effective January 1, 2010, except for the disaggregated Level 3 rollforward disclosures, which will be effective for fiscal year 2011. The adoption of these changes is not expected to have a material impact on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Notes to Financial Statements (continued)
2. Description of the Plan
The following description of the Hourly 401(k) Plan for Represented Employees at Midland and Louisville (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. The Plan was adopted by Jewel Acquisition, LLC (Jewel or the Company), effective June 1, 2004, for Jewel employees at the Midland and Louisville facilities who are represented by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union. Jewel (the Plan Sponsor) is a wholly-owned indirect subsidiary of Allegheny Technologies Incorporated (the plan administrator). The Plan is intended to meet the requirements of Section 401(a) of the Internal Revenue Code of 1986 (Code), to provide for a cash or deferred arrangement within the meaning of Section 401(k) of the Code, and to meet the requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
On June 1, 2004, Jewel acquired the Midland and Louisville facilities from J&L Specialty Steel, LLC. Prior to June 1, 2004, J&L Specialty Steel, LLC sponsored a qualified defined contribution plan (J&L plan). As of the date of the acquisition of the plant assets at Midland and Louisville, Jewel adopted this Plan to permit eligible Jewel employees to participate in a qualified defined contribution plan and, should such individual employees who participated in the J&L plan choose, to roll over balances in the J&L plan to this Plan.
Overview:
This Plan is a qualified defined contribution plan that allows participants to contribute from 1% to 80% of their eligible pay on a pre-tax basis. Federal law limits the annual amount an employee can contribute on a pre-tax basis. However, participants who have attained age 50 by the end of the Plan Year are eligible to make catch-up contributions in accordance with, and subject to, the limitations of, Section 414(v) of the Code.
With respect only to participants at the Midland plant, the applicable collective bargaining agreement mandates that each participant shall authorize the Company to contribute to the Plan, on the participant’s behalf, an elective employee contribution of one dollar ($1.00) per hour for each hour in which the participant is paid by the Company during the Plan Year.
A participant, while still employed, may elect in-service withdrawals at any time for all or part of the account balance, excluding any investment income. However, a participant cannot withdraw any portion prior to attainment of age 59-1/2 unless the plan administrator determines that the participant has a “hardship” within the meaning of Section 401(k)(2)(B) of the Code.
A participant may roll money into the Plan from a former employer’s qualified plan or IRA.
A participant may borrow up to 50% of the account value while an active employee subject to a minimum loan amount of $500, but may not have more than three loans outstanding at one time. All contributions by participants, and any made on their behalf, are participant-directed into any

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
of the investment options offered under the Plan. Participants shall at all times be 100% vested in their contributions, and any made on their behalf, to the Plan.
The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan document.
3. Investments
The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2009	2008
American Funds Growth Fund of America	$3,202,668	$2,544,925
MFS Value Fund	1,771,717	1,554,127
BlackRock Asset-Backed Securities Index Fund**, ***	1,158,512	907,654
State Street Global Advisors Target Retirement Income 2015 SL Series Fund**	997,055	708,305
State Street Global Advisors Target Retirement Income 2020 SL Series Fund**	983,755	679,108
BlackRock Intermediate Term Credit Bond Index Fund* ,***	385,705	826,001

*	Current year presented for comparative purposes only

**	Prior year presented for comparative purposes only

***	Held within SICs
Investments in SICs at contract value that represent 5% of more of the Plan’s net assets were as follows:

	December 31
	2009	2008
Monumental Life Ins. Co. Constant Duration SIC	$1,524,268	$1,392,892
Rabobank Constant Duration SIC	1,487,981	1,359,964
The BNY Mellon Stable Value Fund (the Fund) is a separate account that invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), and collateralized mortgage obligations (CMOs).

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Notes to Financial Statements (continued)
3. Investments (continued)
Interest crediting rates on the GICs in the Fund are determined at the time of purchase. The Fund had no GIC investments for the periods presented. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years, and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures.
Average yields for all fully benefit-responsive investment contracts for the years ended December 31, 2009 and 2008 were as follows:

	Years Ended December 31
	2009	2008
Based on actual earnings	3.67%	4.67%
Based on interest rate credited to participants	3.55%	4.56%
Although it is management’s intention to hold the investment contracts in the Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.
Certain investments are subject to restrictions or limitations if the Plan Sponsor decided to entirely exit the investments. Investments in registered investment companies and the Fund require at least 30 days prior notice to completely withdraw from the investments. The targeted date fund investments held in common collective trusts currently require the prior approval of the investment manager if the Plan Sponsor decided to entirely exit these investments.
4. Fair Value Measurements
In accordance with accounting standards, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value.
The accounting standards establish a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
Determination of Fair Value
Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently-sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models may also incorporate transaction details, such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within Level 1 (as defined below) of the fair value hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
Valuation Hierarchy
The three levels of inputs to measure fair value are as follows:
Level 1 — Quoted prices in active markets for identical assets and liabilities.
Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
Valuation Methodologies
The valuation methodologies used for assets and liabilities measured at fair value, including their general classification based on the fair value hierarchy, includes the following:
•	Cash and cash equivalents — where the NAV is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

•	Corporate common stocks — these investments are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all other common stock is classified within Level 1 of the valuation hierarchy.

•	Common collective trust funds — these investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.

•	Registered investment companies — these investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Where the NAV is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

•	Corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored entity obligations, and other — where quoted prices are available in an active market, the investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within Level 2 of the valuation hierarchy.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
•	Synthetic investment contracts — fair value is based on the underlying investments. The underlying investments include government agency bonds, corporate bonds, ABOs and CMOs. Because inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, synthetic investment contracts are classified within Level 2 of the valuation hierarchy.

•	Loans to plan participants – valued at cost plus accrued interest, which approximates fair value and are classified within Level 2 of the valuation hierarchy.
The following tables present the financial instruments carried at fair value by caption on the statement of net assets available for benefits and by category of the valuation hierarchy (as described above). The Plan had no assets classified within Level 3 of the valuation hierarchy. There were no reclassifications of assets between levels of the valuation hierarchy for the periods presented.
Assets measured at fair value on a recurring basis:

December 31, 2009	Level 1	Level 2	Total

Interest in registered investment companies (c)	$7,160,194	$—	$7,160,194
Interest in synthetic investment contracts (a)	—	5,257,473	5,257,473
Interest in common collective trusts (b)	—	4,478,439	4,478,439
Participant loans	—	1,076,605	1,076,605
Interest-bearing cash and cash equivalents	568,027	—	568,027
Corporate common stocks (d)	203,655	—	203,655

Total assets at fair value	$7,931,876	$10,812,517	$18,744,393

a)	This class includes approximately 13% government agency bonds, 19% corporate bonds, 28% residential mortgage-backed securities, 14% commercial-mortgage backed securities, and 26% asset-backed securities.

b)	This class includes approximately 76% target date funds, 21% U.S. equity funds and 3% fixed income funds.

c)	This class includes approximately 42% U.S. equity funds, 11% non-U.S. equity funds, 45% balanced funds, and 2% fixed income funds.

d)	Comprised of ATI common stock.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)

December 31, 2008	Level 1	Level 2	Total

Interest in registered investment companies (c)	$5,681,877	$—	$5,681,877
Interest in synthetic investment contracts (a)	—	4,927,773	4,927,773
Interest in common collective trusts (b)	—	3,269,828	3,269,828
Participant loans	—	978,855	978,855
Interest-bearing cash and cash equivalents	335,790	95,866	431,656
Corporate common stocks (d)	49,309	—	49,309

Total assets at fair value	$6,066,976	$9,272,322	$15,339,298

a)	This class includes approximately 11% government agency bonds, 17% corporate bonds, 33% residential mortgage-backed securities, 14% commercial mortgage-backed securities, and 25% asset-backed securities.

b)	This class includes approximately 73% target date funds, 24% U.S. equity funds and 3% fixed income funds.

c)	This class includes approximately 42% U.S. equity funds, 12% non-U.S. equity funds, 45% balanced funds, and 1% fixed income funds.

d)	Comprised of ATI common stock.
5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated January 5, 2006, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified, and the related trust is tax-exempt. The Plan was most recently amended and restated effective June 1, 2009 to conform with certain provisions of the Pension Protection Act of 2006 and other regulations, and in January 2010 an Application for Determination was filed with the IRS with respect to said amendment and restatement.
6. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Notes to Financial Statements (continued)
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
EIN: 42-1623809 Plan: 001
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2009

Description	Current Value

Interest-bearing cash and cash equivalents
TBC Pooled Emp. Daily Fund	$568,027
Adjustment from fair to book value	104

$568,131

Registered Investment Companies
Alliance Bernstein Small Mid Cap Value Fund	$464,482
American Funds Europacific Growth Fund	818,322
Vanguard Total Bond Market Index Fund	166,338
American Funds Growth Fund of America	3,202,668
MFS Value Fund	1,771,717
MSIF Small Company Growth Fund	736,667

Total registered investment companies	$7,160,194

Corporate Common Stock
Allegheny Technologies Incorporated*	$203,655

Common Collective Trusts
Mellon Stable Value Fund of the Bank of New York Mellon	$126,331
Adjustment from fair to book value	(1,818)
State Street Global Advisors Target Retirement Income SL Series Fund	10,818
State Street Global Advisors Target Retirement Income 2010 SL Series Fund	116,195
State Street Global Advisors Target Retirement Income 2015 SL Series Fund	997,055
State Street Global Advisors Target Retirement Income 2020 SL Series Fund	983,755
State Street Global Advisors Target Retirement Income 2025 SL Series Fund	500,851
State Street Global Advisors Target Retirement Income 2030 SL Series Fund	379,687
State Street Global Advisors Target Retirement Income 2035 SL Series Fund	266,812
State Street Global Advisors Target Retirement Income 2040 SL Series Fund	148,237
State Street Global Advisors Target Retirement Income 2045 SL Series Fund	20,315
State Street Global Advisors Target Retirement Income 2050 SL Series Fund	777
State Street Global Advisors S&P 500 Flagship SL Series Fund	866,165
State Street Global Advisors MSCI ACWI Ex-US Index SL Series Fund	61,441

$4,476,621

Fixed Maturity Synthetic Contracts
CMBS, BACM 2002-2 A3	$51,246
CMBS, BACM 2005-3 A3A	61,525
Freddie Mac, FHR 2627 BU	6,083
Freddie Mac, FHR 2640 TL	16,425
Freddie Mac, FHR 2715 ND	25,977
Freddie Mac, FHR 2760 EB	28,868
Freddie Mac, FHR 2786 PC	16,576

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
EIN: 42-1623809 Plan: 001
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2009

Description	Current Value

Freddie Mac, FHR 2865 PQ	65,904
Freddie Mac, FHR 2866 XD	75,976
Freddie Mac, FHR 2870 BD	49,093
Freddie Mac, FHR 2888 OW	36,203
GNMA Project Loans, GNR 06-51 A	55,552
Auto Valet 2008-2 A3A	78,206
Bank of America, N.A. Wrap contract	(18,626)

Bank of America, N.A. Fixed Maturity Synthetic Contract 03-040	549,008

Auto, BASAT 06-G1 A4	31,776
CMBS, CDCMT 2002-FX1D1895488.82	51,935
Rate Redu Bonds, CNP 05-1 A2	67,730
Freddie Mac, FHR 2631 LB	18,267
Freddie Mac, FHR 2681 PC	28,984
Freddie Mac, FHR 2778 KR	15,280
Freddie Mac, FHR 2981 NB	58,809
Freddie Mac, FHR 2891 NB	51,756
CMBS, MLMT 05-CIP1 A2	99,309
CMBS, MLMT 05-CKI1 A2	49,955
CMBS, CD05-CD1 A2 FX	24,917
State Street Bank Wrap contract	(12,997)

State Street Bank Fixed Maturity Synthetic Contract 105028	485,721

CMBS, BSCMS 05-T18 A2	36,323
Freddie Mac, FHR 2663 ML	35,890
Freddie Mac, FHR 2763 PC	40,464
Freddie Mac, FHR 2921 NV	34,612
Freddie Mac, FHR 2934 OC	51,638
CMBS, JPMCC 05-LDP2 A2	42,074
Natixis Financial Products Wrap contract	(3,522)

Natixis Financial Products Fixed Maturity Synthetic Contract #1245-01	237,479

Total Fixed Maturity Synthetic Contracts	$1,272,208

Variable Rate Synthetic Contracts
Natixis Financial Products	$102,624
Natixis Wrap contract	(3,539)

Total Variable Rate Synthetic Contracts	$99,085

Constant Duration Synthetic Contracts
BlackRock, 1-3 Year Government Bond Index Fund	$145,399
BlackRock, 1-3 Year Credit Bond Index Fund	230,686
BlackRock, Asset-Backed Sec Index Fund	461,026

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
EIN: 42-1623809 Plan: 001
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2009

Description	Current Value

BlackRock, Comm Mortgage-Backed Sec Fund	116,069
BlackRock, Int Term Credit Bond Index Fund	153,490
BlackRock, Int Term Government Bond Index Fund	98,529
BlackRock Global Investors, Long Term Government Bond Index Fund	21,849
BlackRock, Mortgage-Backed Sec Index Fund	304,050
Monumental Life Ins. Co. Wrap contract	(6,830)

Monumental Life Ins. Co. Constant Duration Synthetic Contract MDA00413TR	1,524,268

BlackRock, 1-3 Year Government Bond Index Fund	141,683
BlackRock, 1-3 Year Credit Bond Index Fund	224,789
BlackRock, Asset-Backed Sec Index Fund	449,241
BlackRock, Comm Mortgage-Backed Sec Fund	113,102
BlackRock, Int Term Credit Bond Index Fund	149,566
BlackRock, Int Term Government Bond Index Fund	96,011
BlackRock, Long Term Government Bond Index Fund	21,290
BlackRock, Mortgage-Backed Sec Index Fund	296,278
Rabobank Wrap contract	(3,979)

Rabobank Constant Duration Synthetic Contract ATI060301	1,487,981

BlackRock, 1-3 Year Government Bond Index Fund	78,292
BlackRock, 1-3 Year Credit Bond Index Fund	124,215
BlackRock, Asset-Backed Sec Index Fund	248,245
BlackRock, Comm Mortgage-Backed Sec Fund	62,499
BlackRock, Int Term Credit Bond Index Fund	82,649
BlackRock, Int Term Government Bond Index Fund	53,054
BlackRock, Long Term Government Bond Index Fund	11,765
BlackRock, Mortgage-Backed Sec Index Fund	163,719
State Street Bank Wrap contract	(3,649)

State Street Bank Constant Duration Synthetic Contract 107073	820,789

Total Constant Duration Synthetic Contracts	$3,833,038

Participant loans* (4.25% to 9.25%, with maturities through 2020)	$1,076,605

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED

HOURLY 401(K) PLAN FOR REPRESENTED EMPLOYEES AT MIDLAND AND LOUISVILLE

Date: June 25, 2010	By:	/s/ Dale G. Reid

Dale G. Reid
Vice President-Controller, Chief Accounting Officer and Treasurer
(Principal Accounting Officer and Duly Authorized Officer)